UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. __2__)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	51508J108

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Florence Capital Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,724,016*
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 1,724,016*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,016*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.82%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No.	51508J108

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory Hersch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,724,016*
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 1,724,016*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,016*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.82%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Item 1.	(a).	Name of Issuer: Landmark Infrastructure Partners LP
	(b).	Address of issuer’s principal executive offices:
400 N. Continental Blvd., Suite 500, P.O. Box 3429
El Segundo, CA 90245
Item 2.	(a).	Name of person filing:
Florence Capital Advisors, LLC
Gregory Hersch
	(b).	Address or principal business office or, if none, residence:
Florence Capital Advisors, LLC 575 Fifth Avenue
Suite 15-114
New York, New York 10017
Gregory Hersch
c/o Florence Capital Advisors, LLC 575 Fifth Avenue
Suite 15-114
New York, New York 10017
	(c).	Citizenship:
Florence Capital Advisors, LLC – Delaware
Gregory Hersch – United States of America
	(d).	Title of class of securities:
Common Units
	(e).	CUSIP No.:
51508J108

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Florence Capital Advisors, LLC – 1,724,016*
Gregory Hersch – 1,724,016*

(b) Percent of class:

Florence Capital Advisors, LLC – 6.82%*
Gregory Hersch – 6.82%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Florence Capital Advisors, LLC – 0
Gregory Hersch – 0

(ii) Shared power to vote or to direct the vote

Florence Capital Advisors, LLC – 1,724,016*
Gregory Hersch – 1,724,016*

(iii) Sole power to dispose or to direct the disposition of

Florence Capital Advisors, LLC – 0
Gregory Hersch – 0

(iv) Shared power to dispose or to direct the disposition of

Florence Capital Advisors, LLC – 1,724,016*
Gregory Hersch – 1,724,016*

* The common units (the “Common Units”) of Landmark Infrastructure Partners LP (the “Company”) reported herein are held by one or more separate accounts (together the “Accounts”) managed by Florence Capital Advisors, LLC (the “Adviser”). The Adviser, in its capacity as the investment manager of the Accounts, has the power to vote and the power to direct the disposition of all Common Units held by the Accounts. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 1,724,016 Common Units, or 6.82% of the Company’s 25,266,060 common units deemed issued and outstanding as of November 2, 2018, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018. Gregory Hersch is the Managing Member of the Adviser. This report shall not be deemed an admission that the Adviser, Gregory Hersch or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Common Units reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Dennis S. Hersch

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2019

Florence Capital Advisors, LLC

	By:	/s/ Gregory Hersch
Gregory Hersch, Managing Member

Gregory Hersch

	By:	/s/ Gregory Hersch
Gregory Hersch, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).